August 10, 2016

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Stickel, Esq.,
Division of Corporation Finance

Re:	FOTV Media Networks Inc.
Registration Statement on Form S-1 (No. 333-212396)

Ladies and Gentlemen:

On behalf of FOTV Media Networks Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 3:00 p.m., Eastern time, on Friday, August 12, 2016, or as soon as possible thereafter, and acknowledgement of the statements contained in the Commission’s letters to the Company.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Alkiviades (Alki) David
Mr. Peter van Pruissen

FOTV Media Networks Inc.

338 N. Canon Drive, 3rd Floor

Beverly Hills, California 90210

August 10, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Stickel, Esq.,
Division of Corporation Finance

Re:	FOTV Media Networks Inc.
Registration Statement on Form S-1 (No. 333-212396)

Ladies and Gentlemen:

FOTV Media Networks Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 p.m., Eastern time, on Friday, August 12, 2016, or as soon as possible thereafter.

In connection with FOTV Media Networks’ request for acceleration of the effective date of the Registration Statement, FOTV Media Networks acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve FOTV Media Networks from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	FOTV Media Networks may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FOTV MEDIA NETWORKS INC.

By:	/s/ Alkiviades David
Alkiviades David
Chairman and Chief Executive Officer